November 16, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Katherine Bagley
RE:    Rover Group, Inc.
    Registration Statement on Form S-1
    Filed November 10, 2021
    File No. 333-260937
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters, hereby join Rover Group, Inc. in requesting that the U.S. Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-260937) (the “Registration Statement”) to become effective on November 18, 2021, at 4 PM, Eastern Time, or as soon as practicable thereafter.
Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.
[Signature Page Follows]

Very truly yours,

Morgan Stanley & Co. LLC

By:	/s/ Rizvan Dhalla
Name:	Rizvan Dhalla
Title:	Managing Director

Goldman Sachs & Co. LLC

By:	/s/ William D. Connolly III
Name:	William D. Connolly III
Title:	Managing Director

J.P. Morgan Securities LLC

By:	/s/ Ilana Foni
Name:	Ilana Foni
Title:	Vice President

cc:	John C. Ericson, Simpson Thacher & Bartlett LLP
Mark Brod, Simpson Thacher & Bartlett LLP
Signature Page to Acceleration Request